Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201842

RESOURCE INCOME OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 4 DATED DECEMBER 8, 2017
TO THE PROSPECTUS DATED AUGUST 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Resource Income Opportunity REIT, Inc. dated August 10, 2017, or the prospectus, as well as Supplement No. 1 dated August 10, 2017, Supplement No. 2 dated August 15, 2017 and Supplement No. 3 dated November 16, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Income Opportunity REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus, unless otherwise defined herein. The purpose of this supplement is to disclose:

•	changes to the “Risk Factors—Risks Related to Conflicts of Interest” section of our prospectus;

•	changes to the “Management” section of our prospectus;

•	changes to the “Conflicts of Interest” section of our prospectus; and

•	changes to the disclosure regarding the prior performance of real estate programs.

Risks Related to Conflicts of Interest
The following disclosure replaces the second risk factor appearing under the heading “Risk Factors—Risks Related to Conflicts of Interest” on page 32 of the prospectus:
Our sponsor and C-III will face conflicts of interest relating to the allocation of investment opportunities and such conflicts may not be resolved in our favor, which could limit the ability of our advisor to acquire assets for us and, in turn, limit our ability to make distributions and reduce your overall investment return.
We rely on our sponsor and C-III to identify suitable investment opportunities for us. Our executive officers and several of the other key real estate professionals, acting on behalf of our advisor, are also the key real estate professionals acting on behalf of the advisors of other Affiliated Programs and other clients managed by affiliates of our advisor (such clients together with the Affiliated Programs are referred to as the “Managed Vehicles”). As such, the Managed Vehicles rely on many of the same real estate professionals as will future programs and vehicles sponsored by Resource Real Estate and C-III. Many investment opportunities that are suitable for us may also be suitable for one or more Managed Vehicles. When an investment opportunity becomes available, the applicable Allocation Committee (discussed in “Conflicts of Interest” below), in accordance with its investment allocation policies and procedures, will offer the opportunity to the entity for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each entity. Thus, the Allocation Committees could direct attractive investment opportunities to a Managed Vehicle, which could result in us not investing in investment opportunities that could provide an attractive return or investing in investment opportunities that provide less attractive returns. Any of the foregoing may reduce our ability to make distributions to you. For a detailed description of our investment allocation policies and the conflicts of interest that the Allocation Committees will face in allocating such investment opportunities, see “Conflicts of Interest.”

Management
The following supplements the disclosures in the “Management” section of the prospectus, which begins on page 72 of the prospectus:
Resource IO Advisor, LLC, or our advisor, has established an investment committee that approves each investment for our company prior to being submitted to our board of directors if so required. The members of our advisor’s investment committee are James A. Aston, George E. Carleton, Alan F. Feldman, Marshall P. Hayes and Paul A. Hughson. The biographies of Messrs. Carleton, Feldman and Hayes are described in the “Management—Executive Officers and Directors” section of the prospectus.
James A. Aston serves on our advisor’s investment committee and also serves as an Executive Managing Director and the Chief Financial Officer of C-III and Island. Mr. Aston joined Island at its inception. He previously held the role of Chief Financial Officer at Insignia, having joined that company in 1990.  Mr. Aston presided over more than $7 billion of financings during his tenure with Insignia and brought more than 20 years of experience in real estate, finance and accounting to Island.  Prior to Insignia, Mr. Aston was a certified public accountant at predecessor firms of Ernst & Young for ten years, where his practice concentrated on real estate and securities offerings.  Mr. Aston received a Bachelor of Science in Accounting from Clemson University.
Paul A. Hughson serves on our advisor’s investment committee and also serves as an Executive Managing Director of Island, which he joined in 2009. Since 2010, Mr. Hughson has served as an Executive Managing Director of C-III and as an Executive Managing Director and Co-Chief Investment Officer of C-III’s investment manager subsidiary. Mr. Hughson also serves as a director of Resource Apartment REIT III, Inc. Before joining Island, Mr. Hughson was a member of the Lehman Brothers Global Real Estate Group for 15 years, where he was the head of global credit distribution. Mr. Hughson joined Lehman Brothers in 1993. Prior to Lehman Brothers, he was a real estate attorney at the law firm Thacher Proffitt & Wood since 1986. Mr. Hughson received a Bachelor of Arts degree from Tufts University and a Juris Doctor degree from the University of Virginia.
Martin B. Caverly II no longer serves as Senior Vice President of our company or our advisor.
Conflicts of Interest
The following replaces the disclosures in the “Conflicts of Interest” section of the prospectus, which begins on page 95 of the prospectus:
We are subject to various conflicts of interest arising out of our relationships with our advisor and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts. For a discussion of the risks we face related to conflicts of interest, see “Risk Factors—Risks Related to Conflicts of Interest.”
Our Affiliates’ Interests in Other Resource Real Estate Programs
General
Most of our executive officers, some of our directors and other key real estate professionals acting on behalf of our advisor are also officers, directors, managers or key professionals of our sponsor, C-III, our dealer manager and/or other entities affiliated with other real estate programs sponsored and/or managed by Resource Real Estate, Resource America, C-III or their respective affiliates. These individuals have legal and financial obligations with respect to those programs that are similar to their obligations to us, and we expect that they will participate in other real estate programs in the future.
As described in the “Prior Performance Summary,” our sponsor has sponsored or co-sponsored eight private programs and five public programs with investment objectives similar to ours. C-III, the indirect owner of our sponsor, has sponsored five private programs that do not or did not have investment objectives similar to ours.
Conflicts of interest may arise between us and the Managed Vehicles that are currently operating and between us and future Managed Vehicles. To the extent that we invest in multifamily assets, we will compete with one or more of the Resource Real Estate prior programs, one or more of the C-III prior programs and possibly other Managed Vehicles while they are investing in multifamily properties. We will also be competing with the C-III prior programs and other Managed Vehicles while they are investing in all other asset classes. In addition, in 2017 C-III sponsored a new private program that will be investing in “value-add” and distressed real opportunities at the same time that we are investing capital in our targeted assets. Assets targeted by C-III’s new private program may overlap with our targeted assets. As of December 1, 2017, C-III’s new private program had uncalled capital of approximately $330 million, and we expect that this program will continue to raise additional capital in the future. Also, to the extent we seek to lease assets in similar geographic markets to a Managed Vehicle, we may compete with such vehicle. Finally, we may also compete with new Managed Vehicles or with Resource Capital for capital and acquisition opportunities. See “—Certain Conflict Resolution Measures” below.
Sourcing of Investment Opportunities
We rely on our advisor, and its executive officers and our sponsor’s and C-III’s real estate professionals to identify appropriate investment opportunities. Our advisor’s executive officers and certain of our sponsor’s real estate professionals are also key employees of Resource America, C-III and/or the advisors to other Managed Vehicles. We will rely on the investment professionals at Resource Real Estate to source multifamily investment opportunities for us and we will rely on the investment professionals at both Resource Real Estate and C-III to source non-multifamily investment opportunities for us. As such, other Managed Vehicles, especially those programs currently raising and/or investing offering proceeds, rely on many of the same key real estate professionals for their investment opportunities. As a result, these real estate professionals could direct attractive investment opportunities to other entities. For so long as we are externally advised, it shall not be a proper purpose for us to purchase real estate or any significant asset related to real estate unless our advisor has recommended the investment to us.
Allocation of Investment Opportunities
Many investment opportunities that are appropriate for us may also be appropriate for other Managed Vehicles. An allocation committee (the “C-III/Resource Allocation Committee”) has been established to allocate non-multifamily investments on a basis that is fair and equitable in the event that a non-multifamily opportunity is equally appropriate for us and another Managed Vehicle in accordance with policies and procedures for the allocation of non-multifamily opportunities summarized below (the “C-III/Resource Allocation Policies and Procedures”). A separate allocation committee (the “Multifamily Allocation Committee” and together with the C-III/Resource Allocation Committee, the “Allocation Committees”) also has been established to allocate multifamily investments as between us and any other program sponsored by Resource Real Estate that invests in multifamily properties on a basis that is fair and equitable in the event that a multifamily opportunity is equally appropriate for us and another

Resource Real Estate program in accordance with the policies and procedures for the allocation of multifamily opportunities sourced by Resource Real Estate (the “Multifamily Allocation Policies and Procedures”) summarized below. See “—Certain Conflict Resolution Measures” below.

Our Officers’, Directors’ and Affiliates’ Other Duties and Compensation

Members of the Allocation Committees may also serve as our officers or directors, as our advisor’s officers, as members of the board of directors or officers of Affiliated Programs, or as officers or investment committee members of advisors to Managed Vehicles. Moreover, members of the advisor’s acquisitions team may also serve on the acquisitions team for one or more Managed Vehicles or their advisors. These Managed Vehicles may have investment objectives, strategies or guidelines similar to ours and may invest in assets similar to those owned by us.
Our officers or directors, our advisor’s officers or investment committee members, or members of the Allocation Committees may have (i) direct investments in us, (ii) direct investments in other Managed Vehicles or other direct or indirect financial incentives with respect to the performance of such Managed Vehicles, (iii) direct or indirect investments in C-III or its subsidiaries (including incentive equity grants) and (iv) other direct or indirect financial incentives with respect to the performance of C-III or investment vehicles that have invested in C-III. Moreover, our officers or directors, our advisor’s officers or investment committee members, or members of the Allocation Committees may receive compensation (including salary, bonuses and other incentive compensation) that may be based on, among other things, the profitability of C-III and its affiliates, Managed Vehicles and us. Accordingly, such individuals may have conflicts of interest and may not be impartial with respect to the acquisition, disposition, investment, management and/or allocation decisions relating to our assets and the assets of other Managed Vehicles, although we, our advisor, our sponsor and C-III maintain investment, allocation, conflicts of interest and other policies and procedures intended to mitigate such conflicts.
Allocation of Our Officers’ and Affiliates’ Time
We rely on our officers to operate and oversee our operations. As a result of our officers’ responsibilities and duties owed to other Managed Vehicles, our sponsor and C-III, our officers will face conflicts of interest in allocating their time among us and other real estate programs and activities.
We also rely on our advisor, its affiliates and their key real estate professionals for the day-to-day operation of our business. Our advisor, its affiliates and their key real estate professionals have interests in other Managed Vehicles, and they have engaged in and they will continue to engage in other business activities. As a result, our advisor, its affiliates and their key real estate professionals will face conflicts of interest in allocating their time among us and other Managed Vehicles and activities in which they are involved. However, our advisor believes that it and its affiliates have sufficient personnel to fully discharge their responsibilities to us and all of the other Managed Vehicles and ventures in which they are involved.
Joint Ventures with Affiliates
We may enter into joint venture agreements with other Managed Vehicles for the acquisition, development or improvement of properties or other investments. It is also possible that we may enter into joint venture agreements with investors of, or service providers to, our sponsor, C-III or their affiliates. See “Investment Objectives and Policies—Co-Investment Strategy.” Our advisor and the advisors to the other Managed Vehicles may have the same officers and key real estate professionals, and these persons will face conflicts of interest in determining which Managed Vehicles should enter into any particular joint venture agreement. These persons may also face conflicts in structuring the terms of the relationship between our interests and the interests of the affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and an affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and your detriment. See “Risk Factors—Risks Related to Conflicts of Interest.”
Receipt of Fees and Other Compensation by Our Advisor and its Affiliates
Our advisor and its affiliates will receive substantial fees from us, which fees were not negotiated at arm’s length. These fees could influence our advisor’s advice to us, as well as the judgment of affiliates of our advisor, some of whom also serve as our executive officers and directors and the key real estate professionals acting on behalf of our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement, the dealer manager agreement and the property management agreement;

•	offerings of equity by us, which entitle Resource Securities to dealer manager fees and distribution and shareholder servicing fees, and will likely entitle our advisor to increased advisory fees;

•
the acquisition of an investment, because our advisor will be entitled to ongoing advisory fees in connection with the management of such investment, and such fees are based initially on the cost of the investment and are not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to accept a higher purchase price for any such investment;

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the acquisition of an investment from another Managed Vehicle, which may entitle our advisor’s affiliate to disposition fees in connection with its services for the seller, which may influence our advisor to purchase an investment that may benefit our advisor’s affiliate and may not be in the best interest of our stockholders;

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the disposition of an investment to another Managed Vehicle, which may entitle our advisor’s affiliate to acquisition fees in connection with its services to the buyer, which may influence our advisor to sell an investment for a lower price than may otherwise be the case if an affiliate was not entitled to such a fee; and

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whether we internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and negotiating compensation for key real estate professionals of our advisor and its affiliates that may result in these individuals receiving more compensation from us than they currently receive from our advisor and its affiliates, could result in diluting your interest in us, could reduce the net income per share and funds from operations per share attributable to your investment and may provide incentives to our advisor to pursue an internalization transaction rather than an alternative strategy.

As of the date of this prospectus, we do not intend to purchase investments from any Managed Vehicle. However, we may in the future enter into transactions, including joint venture acquisitions, with Managed Vehicles if an attractive opportunity presents itself and our independent directors approve the transaction as explained below under “—Certain Conflict Resolution Measures—Other Charter Provisions Relating to Conflicts of Interest—Our Acquisitions.”
Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates
Our executive officers, some of our directors and the key real estate professionals acting on behalf of our advisor are also officers, directors, managers or key professionals for:

•	Resource IO Advisor, our advisor;

•	Resource IO Manager, our property manager;

•	Resource Securities, our dealer manager;

•	Resource Real Estate, our sponsor;

•	Managed Vehicles; and

•	C-III and its affiliates.
As a result, their loyalties to each of these programs and companies, their stockholders, members and/or limited partners may from time to time conflict with the fiduciary duties that they owe us.
Affiliated Dealer Manager
Because Resource Securities, our dealer manager, is an affiliate of our advisor, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”
 Affiliated Property Manager
Because properties and debt investments we acquire will likely be managed by Resource IO Manager, to the extent we retain Resource IO Manager, we will not have the benefit of negotiating fees with an independent property manager. See “Management—Other Affiliates.” Resource IO Manager may also enter into a sub-management agreement with U.S. Residential Group LLC, an affiliate of our sponsor, to manage the day to day operation of our multifamily properties.
Other Affiliates
We may use the services of other affiliated companies owned by C-III, including but not limited to the entities listed above as well as NAI Global Capital Markets, a licensed real estate brokerage firm, realcapitalmarkets.com, llc, an online real estate sales platform, and The Planning & Zoning Resource Company LLC, a zoning due diligence company, subject to approval by a majority of our directors (including a majority of independent directors), not otherwise interested in the transaction, as provided below.
Certain Conflict Resolution Measures
Allocation of Investment Opportunities
Many investment opportunities that are appropriate for us may also be appropriate for other Managed Vehicles. To the extent any other Managed Vehicle has investment objectives, strategies or guidelines that overlap with ours, in whole or in part, the Allocation Committees will allocate any investment that falls within such common objectives, strategies or guidelines to, between or among us and such Managed Vehicle on a basis that is fair and equitable in accordance with the applicable Allocation Policies and Procedures then in effect.

We expect that during the period in which we are investing proceeds from this offering, certain Managed Vehicles may be investing in multifamily assets similar to those in which we may be investing. Resource Real Estate and C-III have separate groups that source and underwrite multifamily investment opportunities. Multifamily investment opportunities sourced by Resource Real Estate professionals will first be offered to us and the Resource REITs (as defined below) and will be allocated by decision of the Multifamily Allocation Committee. Multifamily investment opportunities sourced by C-III professionals and certain other persons specified in the Allocation Policy will first be offered to the C-III real estate programs.

Resource Opportunity REIT, Resource Opportunity REIT II and Resource Apartment REIT III, which we collectively refer to as the “Resource REITs,” generally target underperforming multifamily properties that are expected to appreciate in value after undergoing a value-add program, whereas we will generally target multifamily assets with a focus on current income, through cash flow from performing properties, mezzanine debt or preferred equity structures. Thus, we do not expect that investment opportunities that would be appropriate for us would be appropriate for the other Resource REITs, and vice versa. Nevertheless, all potential multifamily investment opportunities will be allocated as between us and the other Resource REITs by the Multifamily Allocation Committee in accordance with the Multifamily Allocation Policies and Procedures.

We expect that during the period in which we are investing proceeds from this offering, certain C-III programs may be investing in non-multifamily assets similar to those in which we may be investing. Non-multifamily investment opportunities will be sourced by a team comprised of both Resource Real Estate and C-III professionals, and thus those potential investments will be allocated as between us and other Managed Vehicles by the C-III/Resource Allocation Committee in accordance with the C-III/Resource Allocation Policies and Procedures.

C-III has been, and in the future may be, presented with opportunities to acquire investments that are attractive to C-III for its proprietary, or balance sheet, account. Certain of those acquisition opportunities may appear to be permitted by our stated investment objective and strategies. In such instances, we and the Managed Vehicles will be given priority over C-III, and C-III may only pursue such an investment opportunity for its proprietary account with the consent of our independent directors and in accordance with the Allocation Policies and Procedures then in effect. In the event that an Allocation Committee determines that we should only acquire a portion of an investment opportunity, a Managed Vehicle or C-III may acquire the balance of the investment opportunity for its own account only with the consent of our independent directors.

Notwithstanding the above, C-III Commercial Mortgage LLC (“C-III Commercial Mortgage”), a wholly-owned subsidiary of C-III and an affiliate of the advisor and our sponsor, is in the mortgage origination and securitization business and in connection therewith may acquire mortgage loans for the purpose of re-financing such loans or selling them to new-issue securitization vehicles as part of its mortgage financing business, or holding them for investment purposes. These opportunities are generally not the types of opportunities that our advisor seeks to acquire for us, we are not given priority in acquiring such loans and C-III is not and will not be required to obtain the consent of our independent directors for C-III Commercial Mortgage to acquire such loans.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities
Our advisor is required to use commercially reasonable efforts to present a continuing and appropriate investment program to us that is consistent with our investment policies and objectives, but neither our advisor nor its affiliates are obligated generally to present any particular investment opportunity to us even if the opportunity is of a character that, if presented to us, could be taken by us. In the event that an opportunity is equally appropriate for us and another Managed Vehicle, the Allocation Committees will allocate such investment on a basis that is fair and equitable. Pursuant to the Allocation Policies and Procedures, the Allocation Committees will first consider, among other criteria, our and each Managed Vehicle’s investment objectives and strategies, investment restrictions and guidelines, cash positions, liquidity requirements and applicable tax and regulatory considerations and whether such investment constitutes an exclusive opportunity for us or the Managed Vehicles. Account performance or fee structures will not be considered in determining the allocation of investment opportunities.
If after considering the criteria described above, the applicable Allocation Committee determines that an investment opportunity is equally appropriate for us and one or more Managed Vehicles, that Allocation Committee will allocate such investment on a basis that the Allocation Committee believes to be fair and equitable taking into account all factors as the Allocation Committee deems relevant, which may include the pro rata allocation of limited opportunities between or among us and one or more Managed Vehicles or determining to allocate those investments on an alternating basis.
Other Charter Provisions Relating to Conflicts of Interest
Our charter contains many provisions relating to conflicts of interest including the following:
Advisor Compensation. The independent directors will evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. The independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation will be based on the following factors as well as any other factors deemed relevant by the independent directors:

•	the amount of the fees paid to our advisor in relation to the size, composition and performance of our assets;

•	whether the expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	rates charged to other REITs and to investors other than REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor for its own account and for its other clients.

Under our charter, we can only pay our advisor a disposition fee in connection with the sale of a property or other asset if it provides a substantial amount of the services in the effort to sell the property or asset. In such circumstances, our charter authorizes us to pay to the advisor the following fee: (i) if a brokerage commission is paid to a person other than an affiliate of the sponsor, an amount up to one-half of the total brokerage commissions paid but in no event an amount that exceeds 3% of the sales price of such property or properties; or (ii) if no brokerage commission is paid to a person other than an affiliate of the sponsor, an amount up to 3% of the sales price of such property or properties. Our advisory agreement does not provide for a disposition fee. Any amendment to pay such a fee would require the approval of our independent directors. Moreover, our charter also provides that the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property or other asset. To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described below. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sell an asset to an affiliate, our charter requires that the independent directors conclude that the transaction is fair and reasonable to us.
Our charter also requires that any gain from the sale of assets that we may pay our advisor or an entity affiliated with our advisor be reasonable. Such an interest in gain from the sale of assets is presumed reasonable if it does not exceed 15% of the balance of the net sale proceeds remaining after payment to common stockholders, in the aggregate, of an amount equal to 100% of the original issue price of the common stock, plus an amount equal to 6% of the original issue price of the common stock per year cumulative.
Our charter also limits the amount of acquisition fees and acquisition expenses we can incur to a total of 6% of the contract purchase price for the property or, in the case of a loan, 6% of the funds advanced. This limit may only be exceeded if a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Our advisory agreement does not provide for an acquisition fee. Any amendment to pay such a fee would require the approval of a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction.
Term of Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. The independent directors may terminate our advisory agreement with our advisor without cause or penalty on 60 days’ written notice.
Our Acquisitions. We will not purchase or lease properties in which our sponsor, our advisor, any of our directors or officers or any of their affiliates has an interest without a determination by a majority of the independent directors that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor, unless there is substantial justification for the excess amount. Generally, the purchase price that we will pay for any property will be based on the fair market value of the property as determined by a majority of our directors. In the cases where a majority of our independent directors requires and in all cases in which the transaction is an acquisition or transfer by or from any of our directors or affiliates, we will obtain a third-party valuation by an independent expert selected by our independent directors. We may obtain an appraisal in other cases; however, we will rely on our own independent analysis and not on appraisals in determining whether to invest in a particular property. Appraisals are estimates of value and may not always be reliable as measures of true worth or realizable value.
Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making mortgage loans to our sponsor, our advisor, our directors or officers or any of their affiliates, unless an independent expert, selected by our independent directors, appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any mortgage or equity interest held by our sponsor, our advisor, our directors or officers or any of their affiliates.
Other Transactions Involving Affiliates. A majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction must conclude that all other transactions, including joint ventures, between us and our sponsor, C-III, our advisor, any of our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties and, with respect to joint ventures, on substantially the same terms and conditions as those received by the other joint venturers.
Limitation on Operating Expenses. At the end of each fiscal quarter, commencing four fiscal quarters after the acquisition of our first real estate investment, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in accordance with the NASAA REIT Guidelines; (vi) acquisition fees and expenses (including expenses relating to potential investments that we do not close); (vii) real estate commissions on the sale of property; and (viii) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property, including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property.
Issuance of Options and Warrants to Certain Affiliates. Until our shares of common stock are listed on a national securities exchange, we will not issue options or warrants to purchase our capital stock to our advisor, our directors, our sponsor or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. We may issue options or warrants to persons other than our advisor, our directors, our sponsor and their affiliates prior to listing our common stock on a national securities exchange, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a market value less than the value of such option or warrant on the date of grant. Options or warrants issuable to the advisor, a director, the sponsor or any affiliate thereof shall not exceed an amount equal to 10% of the outstanding shares of common stock on the date of grant.

 Repurchase of Our Shares. Our charter prohibits us from paying a fee to our sponsor, our advisor or our directors or officers or any of their affiliates in connection with our repurchase of shares of our common stock.
Loans. We will not make any loans to the sponsor, our advisor or our directors or officers or any of their affiliates (other than mortgage loans complying with the limitations described above or loans to wholly owned subsidiaries). In addition, we will not borrow from these persons unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.
Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from the independent directors that our policies are in the best interests of our stockholders and the basis for such determination; and

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a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by the independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. Our charter provides that none of our advisor, our directors or any affiliate may vote their shares regarding (i) the removal of any of these persons or (ii) any transaction between them and us.
Ratification of Charter Provisions. At the first meeting of our board of directors consisting of a majority of independent directors, our charter and bylaws were reviewed and ratified by a vote of our board of directors.

Prior Performance Summary
The following replaces the disclosures in the “Prior Performance Summary” in Supplement No. 1:
The information in this Prior Performance Summary and in the Prior Performance Tables included in this prospectus supplement as Appendix A presents a summary of the historical experience of certain real estate investment programs in the last ten years (through December 31, 2016) sponsored by Resource Real Estate and C-III Capital Partners LLC, or C-III. C-III is the indirect parent company of Resource Real Estate and C-III’s experience with certain real estate programs is included herein because C-III is an affiliate of our sponsor and certain C-III personnel will be involved with our operations through our advisor. As used herein, a program means an investment vehicle in which passive investors pool their money and rely on the efforts of Resource Real Estate, C-III and their controlled affiliates to manage the vehicle and to acquire real estate investments that were not identified at the commencement of the respective vehicle’s offering.

Our structure and investment strategy are different from some of these prior programs and our performance will depend on factors that may not be applicable to or affect the performance of certain of these other programs. Further, all but five of the prior programs discussed in this section were conducted through privately-held entities that were not subject to all of the laws and regulations that apply to us as a publicly offered REIT. Investors should not assume that they will experience returns that are comparable to those experienced by investors in the prior programs. The Prior Performance Tables included in this prospectus, beginning on page A-1, include further information regarding certain prior programs.

Capital Raising

During the ten-year period ended December 31, 2016, Resource Real Estate sponsored 11 real estate programs and co-sponsored two additional programs with an unaffiliated third party, consisting of: (i) eight private programs that invested in real property, primarily multifamily apartment properties; and (ii) five public programs that invest or invested in real property, primarily multifamily apartment properties. In the aggregate, during this period, Resource Real Estate raised more than $94 million from approximately 1,017 investors for its prior private programs and raised more than $1.38 billion from approximately 29,911 investors (including pursuant to distribution reinvestment plans) for its prior public programs.  In 2005, Resource America, the parent of Resource Real Estate, also sponsored a publicly traded mortgage REIT. Resource Real Estate and its affiliates have also sponsored two closed-end investment companies that operate as interval funds.

During the ten-year period ended December 31, 2016, C-III sponsored three real estate programs consisting of: (i) two private programs that invested primarily in direct and indirect interests in real property and, to a lesser extent, debt secured by interests in real property; and (ii) one private program that invested in private whole loans and B-Notes secured by real property. In the aggregate during this period, C-III raised more than $1.024 billion from 171 investors for these prior programs (including capital raised from the co-investment vehicles described below). During this period, C-III also sponsored two private programs that invest or invested in a diverse portfolio of debt securities and other instruments directly or indirectly secured or collateralized by commercial real estate properties (such securities being referred to as “collateralized mortgage-backed securities” or “CMBS”). During this period, C-III also raised capital for one separately managed account and two co-investment vehicles that invested capital alongside the prior programs sponsored by C-III discussed above (“co-investment vehicles”).

Please see Appendix A: “Prior Performance Tables—Table I” for more information on capital raising for certain prior programs with offerings that closed within the three years ended December 31, 2016.

Upon request, prospective investors may obtain from us without charge the most recent Annual Report on Form 10-K filed with the SEC for any public program. For a reasonable fee, we will also furnish upon request copies of the exhibits to such Form 10-K. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxies and other information that Resource Real Estate Investors 6, L.P., Resource Real Estate Investors 7, L.P., Resource Real Estate Opportunity REIT, Inc., Resource Real Estate Opportunity REIT II, Inc. and Resource Apartment REIT III, Inc. file electronically with the SEC.

All of the prior private programs and the two public limited partnership programs sponsored by Resource Real Estate have liquidated or are in the process of liquidating. The prospectus of each of Resource Real Estate Opportunity REIT, Inc., Resource Real Estate Opportunity REIT II, Inc. and Resource Apartment REIT III, Inc., respectively, discloses that such entity’s board of directors anticipates evaluating a liquidity event within three to six years after the termination of such entity’s primary offering, subject to then prevailing market conditions. In making the decision to liquidate or apply for listing of its shares, the board of directors of each entity will seek to determine whether liquidating its assets or listing its shares will result in greater value for stockholders. These Resource Real Estate prior programs have not yet reached these dates.

C-III High Yield Real Estate Debt Fund I L.P. liquidated prior to its planned liquidation date. C-III Recovery Fund I L.P., or RFI, has a planned liquidation date of no later than August 5, 2019 (which is eight years from its first closing), unless extended for up to two consecutive additional one-year periods. C-III Recovery Fund II L.P., or RFII, has a planned liquidation date of no later than December 31, 2022 (which is eight years from its first closing, plus approximately 18 additional months to match an extension of the program’s commitment period approved by its limited partners), unless extended for up to two consecutive additional one-year periods. RFI and RFII have not reached their respective liquidation dates.

Real Property Investments

During the ten years ended December 31, 2016, (1) the Resource Real Estate prior programs made investments in approximately 92 real estate properties with an aggregate investment amount of approximately $2 billion and (2) the C-III prior programs (excluding the program that invested solely in mortgage loans originated by an affiliate business) made investments in approximately 82 real estate properties with an aggregate investment amount of approximately $2.5 billion.
Information regarding the real property investments made by the Resource Real Estate public programs is set forth in the table below, and all such investments were in multifamily properties. All of these investments were made in the United States and no investments were in new or construction properties.

Resource Real Estate Public Programs

Location	No. of Properties
Alabama	3
Arizona	1
California	3
Colorado	4
Florida	2
Georgia	8
Illinois	2
Kansas	1
Kentucky	2
Louisiana	1
Maine	3
Michigan	1
Minnesota	3
Missouri	3
Nebraska	1
North Carolina	1
Ohio	3
Oklahoma	1
Oregon	2
Pennsylvania	1
South Carolina	2
Tennessee	1
Texas	26
Virginia	3
Total	78

Information regarding the real property investments made by the Resource Real Estate private programs is set forth in the table below, and all such investments were in multifamily properties. All of these investments were made in the United States and no investments were in new or construction properties.

Resource Real Estate Private Programs

Location	No. of Properties
Arkansas	2
Georgia	2
Idaho	1
Missouri	1
Tennessee	2
Texas	6
Total	14

Information regarding the real property investments made by the C-III prior programs is set forth below.

C-III Private Programs

Location	No. of Properties
Arizona	1
California	6
Connecticut	2
Florida	13
Georgia	1
Illinois	1
Indiana	3
Louisiana	1
Maryland	4
Missouri	1
North Carolina	4
Nevada	2
New York	4
Ohio	1
Pennsylvania	1
South Carolina	2
Tennessee	3
Texas	20
Virginia	8
Washington	4
Total	82

The table above and the immediately preceding paragraph do not include equity investments made by a third party joint venture partner or a co-investment vehicle sponsored by C-III to invest alongside the programs. Additionally, an investment may in some cases include more than one individual real property (i.e., one investment may include three buildings in one complex), but this is counted as one investment for purposes of such table and the paragraph.

The following table provides a breakdown of the aggregate investments in real properties made by the C-III prior programs, categorized by property type, as of December 31, 2016.

Type of Property	Total*
Multifamily	50.7%
Office	33.2
Retail	7.9
Industrial	3.8
Lodging	4.4
Total	100.0%

* None of the properties were development properties requiring construction. The percentages listed in the table above are based on the dollar amount of equity invested by the programs in such investments.

The tables above for public programs and private programs do not include investments other than investments in real property, and exclude the principal amount of loans (unless such loans were defaulted loans acquired with a view toward taking title to the underlying real estate), the value of securities and the value of real property underlying securities or collateralizing loans other than as described above.

Real Property Dispositions

During the 10 years ended December 31, 2016, approximately 72 investments in real property have been disposed of by the Resource Real Estate and C-III prior programs.

Investment Objectives

We consider a prior program to have investment objectives similar to ours if the program seeks current income and potential capital appreciation by investing primarily in stabilized and/or substantially stabilized real estate. All of the aggregate capital raised from investors by the Resource Real Estate prior programs were invested in programs with investment objectives similar to ours. None of the capital raised from investors by the C-III prior programs were invested in programs with investment objectives similar to ours because these prior programs seek primarily capital appreciation by investing generally in real estate debt, distressed, non-performing or sub-performing real estate loans or real properties typically characterized as opportunistic investments rather than seeking current income and potential capital appreciation by investing in stabilized properties.

Prior Program Summary

Below is a description of all the Resource Real Estate and C-III prior programs that were in their investment and/or operational phases in the last ten years. As noted above under “—Investment Objectives,” all of the Resource Real Estate prior programs have investment objectives similar to ours and none of the C-III prior programs have investment objectives similar to ours.

Resource Real Estate Prior Programs

Resource Real Estate has sponsored and managed 13 programs that invest or invested primarily in real property during the ten years ended December 31, 2016 and have or had investment objectives similar to ours of current income and potential capital appreciation. These programs all invested in multifamily rental properties that were value-add properties and, to a lesser extent, in debt secured by multifamily properties. These programs are as follows:

•	Resource Real Estate Opportunity REIT, Inc. – This public program closed its last offering in December 2013 having raised approximately $645.8 million in capital and is still operating.

•	Resource Real Estate Opportunity REIT II, Inc. – This public program closed its last offering in February 2016 having raised approximately $556.2 million in capital and is still operating.

•	Resource Apartment REIT III, Inc. – This public program is currently conducting its initial public offering.

•	SR Real Estate Investors, L.P. – This private program closed its last offering in April 2003 having raised approximately $19.2 million in capital and has since liquidated.

•	SR Real Estate Investors II, L.P. – This private program closed its last offering in May 2004 having raised approximately $4.1 million in capital and has since liquidated.

•	Resource Real Estate Investors, L.P. – This private program closed its last offering in December 2004 having raised $8.1 million in capital and has since liquidated.

•	Resource Real Estate Investors II, L.P. – This private program closed its last offering in July 2005 having raised approximately $14.2 million in capital and has since liquidated.

•	Resource Real Estate Investors III, L.P. – This private program closed its last offering in June 2006 having raised approximately $25.0 million in capital and has since liquidated.

•	Resource Real Estate Investors IV, L.P. – This private program closed its last offering in December 2006 having raised approximately $29.6 million in capital and has since liquidated.

•	Resource Real Estate Investors V, L.P. – This private program closed its last offering in September 2005 having raised approximately $35.0 million in capital and is in the process of liquidating.

•	Resource Real Estate Investors 6, L.P. – This public program closed its last offering in May 2008 having raised $36.8 million in capital and is in the process of liquidating.

•	Resource Real Estate Investors 7, L.P. – This public program closed its last offering in August 2009 having raised approximately $32.5 million in capital and has since liquidated.

•	Resource Real Estate Opportunity Fund, L.P. – This private program closed its last offering in December 2009 having raised approximately $41.4 million in capital and has since liquidated.

C-III Prior Programs

C-III has sponsored and managed two real estate programs that invest or invested primarily in real property, or defaulted loans with a view toward taking title to the underlying real estate (in addition to separately managed accounts and co-investment vehicles), during the ten years ended December 31, 2016. Each of these programs primarily made or make control-oriented privately-negotiated real estate-related equity investments, or equity investments in joint ventures with third parties where such joint ventures acquire real property (and in such cases, C-III retains control or minority protection rights). To the extent these C-III programs invest or invested in loans, they typically make such investments in expected “loan-to-own” situations. Neither of these C-III prior programs has investment objectives similar to ours because they seek primarily capital appreciation by investing generally in distressed, non-performing or sub-performing real estate loans or real properties typically characterized as opportunistic investments rather than seeking current income and potential capital appreciation by investing in stabilized properties. These two C-III programs are as follows:

•
C-III Recovery Fund I L.P. – This private program held its first closing on August 5, 2011 and its final closing on May 7, 2012 with a total of approximately $310.1 million of capital commitments and is still operating.

•
C-III Recovery Fund II L.P. – This private program held its first closing on July 5, 2013 and its final closing on July 1, 2014 with a total of approximately $587.8 million of capital commitments and is still operating.

C-III has sponsored and managed one private commercial real estate debt program. This program did not have investment objectives similar to ours because it primarily acquired private real estate whole loans and B-Notes related to whole loans from a C-III mortgage origination subsidiary. This program is as follows:

•	C-III High Yield Real Estate Debt Fund I L.P. – This private program held its only closing on January 5, 2011 with a total of $70.1 million of capital commitments and has been liquidated.

C-III has sponsored and managed two real estate-related securities programs during the ten years ended December 31, 2016, and managed a separate account attendant to one of these programs during the period. One of the programs invests primarily in CMBS and other instruments directly or indirectly secured or otherwise collateralized by commercial real estate properties. This program focuses on making investments in CMBS and other instruments that were issued prior to 2009 and were investment-grade rated at the time of issuance, and it also invests in derivative instruments referencing a basket of similar formerly rated CMBS. The other program makes investments in non-rated and below-investment grade rated tranches (so called “B-Pieces”) of CMBS trusts of 2010 or later vintages. The separately managed account invests alongside this same program by acquiring a pro rata portion of the securities identified for acquisition by the program. Neither of these C-III prior programs has investment objectives similar to ours because they seek current income and other one-time payments from so-called appraisal subordination entitlement reduction, or ASER, recoveries generated from a portfolio of CMBS rather than acquiring real property seeking current income and potential capital appreciation. These two programs are not included in the Prior Performance Tables because their investment strategies are focused on real estate-related securities rather than stabilized real property. These two programs are as follows:

•	C-III High Yield Real Estate Debt Fund III L.P. – This private program held its only closing on December 26, 2013 with a total of $160.0 million of capital commitments and is still operating.

•
C-III High Yield Real Estate Debt Fund IV L.P. – This private program held its only closing on August 5, 2015, and simultaneously closed on its separately managed account on the same date, with a total of $134.5 million of capital commitments and is still operating.

Material Adverse Business Developments

The following lists material adverse business developments for prior programs sponsored by Resource Real Estate and C-III. Certain prior programs experienced lower than originally expected cash flows from operations. The recession that occurred during 2008 through 2011 made it significantly more difficult for multifamily property owners, including the multifamily real estate programs sponsored by Resource Real Estate, to increase rental rates to planned levels and maintain occupancy rates during periods of unprecedented nationwide job losses. For 2007, Resource Real Estate Investors, L.P. (“RRE I”) had negative cash flow from operations of $206,885. During 2007, and 2008, RRE I utilized $541,776 and $148,246, respectively, from reserves to supplement cash flow from operations. During 2007 and 2008, Resource Real Estate Investors II, L.P. (“RRE II”) utilized $250,704 and $207,219, respectively, from reserves to supplement cash flow from operations. For Resource Real Estate Investors III, L.P. (“RRE III”), cash flow deficiencies occurred at one of the properties due to third-party property management issues and the delay in receiving tax refunds from tax appeals on two properties located in Texas during 2007 and 2008. During 2007 and 2008, RRE III utilized $723,343 and $157,192, respectively, from reserves to supplement cash flow from operations. For Resource Real Estate Investors IV, L.P. (“RRE IV”), cash flow deficiencies occurred at some of the properties during 2008 and 2009. During 2008, RRE IV utilized $11,370 from reserves to supplement cash flow from operations. For Resource Real Estate Investors V, L.P. (“RRE V”), cash flow deficiencies occurred at some of the properties in the program due to third party property management issues. For Resource Real Estate Investors 6, L.P. (“RRE VI”), cash flow deficiencies occurred during 2008 through 2011 due to a drop in occupancy at one of the properties arising from sizable layoffs at a large employer located across the street from that property. During 2008 through 2011, RRE VI utilized $272,241, $1,996,456, $634,752 and $513,627, respectively, from reserves to supplement cash flow from operations. During 2009 through 2011, Resource Real Estate Investors 7, L.P. utilized $237,731, $545,099, and $257,892, respectively, from reserves to supplement cash flow from operations.
Excess operating cash flow after distributions was permitted to be retained by those programs as reserves to fund anticipated and unanticipated future expenditures or to cover reductions in cash flow resulting from anticipated or unanticipated rent shortfalls. Subsequent to the quickening and deepening of the global and national economic contraction in late 2008, a more conservative distribution policy was enacted for many of our sponsor’s private and public programs. As a part of our sponsor’s more conservative distribution policies at that time, in April, 2010 monthly distributions were reduced to 3% for RRE IV, RRE V and RRE VI and to 1% for RRE I, RRE II and RRE III. Excess cash flow after distributions each month was retained by each of those programs as reserves to cover anticipated and unanticipated property expenditures and reductions in cash flow. Where distributions were made that exceeded the cash flow generated from operations of the programs, the distributions were made either from cash reserves held by the program to be used for distributions or loans from Resource Capital Partners, Inc. or its affiliates.
Additionally, certain prior programs sold properties at net losses due to adverse developments with respect to such specific properties and adverse events in the real estate market in general.

Appendix A:
PRIOR PERFORMANCE TABLES
As used herein, the terms “we,” “our” and “us” refer to Resource Income Opportunity REIT, Inc.
The following Prior Performance Tables (the “Tables”) provide information relating to certain real estate investment programs (the “Prior Real Estate Programs”) sponsored by Resource Real Estate and C-III (excluding C-III High Yield Real Estate Debt Fund III L.P. and C-III High Yield Real Estate Debt Fund IV L.P., which invested primarily in real estate-related securities, and the separately managed account and co-investment vehicles sponsored by C-III). See “Prior Performance Summary–Investment Objectives” for a discussion of the investment objectives of the Prior Real Estate Programs and whether they are similar to ours.
The financial results of the Prior Real Estate Programs provide an indication of their performance during the periods covered for which Resource Real Estate or C-III was ultimately responsible. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.
The Tables presented provide summary unaudited information related to the Prior Real Estate Programs. By purchasing shares in our public offering, investors will not acquire any ownership interest in any Prior Real Estate Programs to which the information in the Tables relate and investors should not assume that they will experience returns, if any, comparable to those experienced by the investors in the Prior Real Estate Programs discussed. Further, the private funds discussed in the Tables were conducted through privately-held entities that may not have been subject to the up-front commissions, fees and expenses associated with our public offering nor all of the laws and regulations that will apply to us as a publicly offered REIT.
The information in these Tables should be read together with the summary information under the “Prior Performance Summary” section of this prospectus. The following Tables are included in this prospectus:

•	Table I—Experience in Raising and Investing Funds;

•	Table III—Annual Operating Results of Prior Real Estate Programs;

•	Table IV—Results of Completed Programs; and

•	Table V—Sale or Disposition of Assets.

TABLE I
(UNAUDITED)
EXPERIENCE IN RAISING AND INVESTING FUNDS
This Table provides a summary of the experience of Resource Real Estate and C-III in raising and investing funds for the real estate equity programs whose offerings closed since January 1, 2014. Resource Real Estate Opportunity REIT II, Inc. has investment objectives similar to ours. C-III Recovery Fund II L.P. does not have investment objectives similar to ours because it sought primarily capital appreciation by investing generally in distressed, non-performing or sub-performing real estate loans or real properties typically characterized as opportunistic investments.

As of December 31, 2016	Resource Real Estate Opportunity REIT II, Inc.		C-III Recovery Fund II, L.P.
Dollar amount offered	$1,000,000,000		$550,000,000	(2)
Dollar amount raised	$556,197,384		$587,825,000
Length of offering (in months)	24	(1)	16	(3)
Months to invest 90% of amount available for investments	26		N/A	(4)

(1)
Resource Real Estate Opportunity REIT II, Inc. is a publicly registered, non-traded REIT. Resource Real Estate Opportunity REIT II launched its initial public offering on February 6, 2014 and then commenced real estate operations. On June 2, 2014, Resource Real Estate Opportunity REIT II broke escrow in its initial public offering. Resource Real Estate Opportunity REIT II ceased offering shares in its initial public offering on February 10, 2016. Resource Real Estate Opportunity REIT II continues to issue shares under its distribution reinvestment plan; dollar amount of shares offered under and proceeds from the distribution reinvestment plan are omitted from Table I. As of December 31, 2016, Resource Real Estate Opportunity REIT II had sold an aggregate of 59,071,610 shares of common stock in its initial public offering for gross offering proceeds of $585.4 million, including an aggregate of 3,280,313 shares of common stock under the distribution reinvestment plan for gross offering proceeds of $29.2 million. As of December 31, 2016, Resource Real Estate Opportunity REIT II owned interests in a total of 16 multifamily properties.

(2)
Dollar amount represents the maximum capital commitment amount that could be accepted by the general partner, excluding capital commitments from the general partner and its affiliates. The original target raise amount was $400 million.

(3)
C-III Recovery Fund II L.P. (“RFII”) is a private investment limited partnership that launched its private offering in April 2013 and then commenced operations. RFII held its first closing on July 5, 2013, two subsequent closings on December 19, 2013 and May 20, 2014, and its final closing on July 1, 2014. As of December 31, 2016, RFII had $587,825,000 of capital commitments, including amounts committed by the general partner and its affiliates. As of December 31, 2016, RFII owned interests in a total of 30 investments.

(4)	RFII has not yet invested 90% of the aggregate capital commitments.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

These Tables set forth the annual operating results of Prior Real Estate Programs that have closed offerings since January 1, 2012.
As of December 31, 2016
(in thousands, except for Source of Distributions and Estimated Value Per Share)

	Resource Real Estate Opportunity REIT, Inc.
	2016	2015	2014	2013	2012	2011	2010
Selected Operating Results
Total revenues	$118,367	118,325	100,269	44,511	19,047	4,387	284
Rental operating and other expenses	$87,031	101,353	96,694	47,273	19,103	9,942	2,161
Net rental operating income (loss)	$31,336	16,972	3,575	(2,762)	(56)	(5,555)	(1,877)
Depreciation and amortization	$(44,231)	(48,273)	(47,771)	(18,246)	(8,340)	(1,565)	(198)
Interest expense	$(22,776)	(22,080)	(14,911)	(951)	(546)	(10)	—
Net income (loss)-GAAP basis	$10,371	(16,933)	(48,198)	(19,486)	(8,632)	(7,129)	(2,075)
Summary Statements of Cash Flows
Net cash flows provided by (used in) operating activities	$11,130	(503)	(2,967)	(7,467)	(4,541)	(5,499)	(1,406)
Net cash flows used in investing activities	$(2,321)	(79,492)	(299,315)	(265,007)	(101,815)	(33,301)	(14,913)
Net cash flows provided by financing activities	$27,590	18,308	172,000	513,931	120,059	48,436	21,135
Amount and Source of Distributions
Amount of Distributions paid to common stockholders	$14,508	13,257	9,958	4,757	841	—	—
Source of Distributions (per $1,000 invested):
From operations	$15.33	—	—	—	—	—	—
From sales of properties	$4.65	19.00	14.89	7.37	—	—	—
From financing proceeds	$—	—	—	—	3.97	—	—
From offering proceeds	$—	—	—	—	—	—	—
Summary Balance Sheet
Total assets (before depreciation)	$1,142,795	1,155,846	1,016,704	694,335	184,809	69,661	24,600
Total assets (after depreciation)	$1,034,985	1,084,695	978,409	678,559	180,537	68,706	24,402
Total liabilities	$642,966	651,596	510,055	161,512	17,219	5,789	5,179
Estimated Value Per Share(1)	$10.94	10.83	10.00	10.00	10.00	10.00	10.00

(1)
Prior to June 9, 2015, Resource Real Estate Opportunity REIT, Inc. valued its shares at $10.00 per share based solely on the offering price in the primary portion of its initial public offering. For a full description of the assumptions and methodologies used to value Resource Real Estate Opportunity REIT, Inc.’s assets and liabilities in connection with the calculation of the estimated value per share for the year ended December 31, 2016, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Estimated Value Per Share” in Resource Real Estate Opportunity REIT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
As of December 31, 2016
(in thousands, except for Source of Distributions and Estimated Value Per Share)

	Resource Real Estate Opportunity REIT II, Inc.
	2016	2015	2014
Selected Operating Results
Total revenues	$53,137	14,789	1,000
Rental operating and other expenses	$55,568	25,176	4,077
Net rental operating income (loss)	$(2,431)	(10,387)	(3,077)
Depreciation and amortization	$(30,964)	(9,270)	(531)
Interest expense	$(10,950)	(2,516)	(159)
Net loss-GAAP basis	$(44,161)	(22,172)	(3,767)
Summary Statements of Cash Flows
Net cash flows used in operating activities	$(6,026)	(7,740)	(1,574)
Net cash flows used in investing activities	$(371,090)	(324,812)	(56,544)
Net cash flows provided by financing activities	$301,179	497,597	73,698
Amount and Source of Distributions
Amount of Distributions paid to common stockholders	$34,633	14,079	329
Source of Distributions (per $1,000 invested):
From operations	$—	—	—
From sales of properties	$—
From financing proceeds	$34.63	14.08	0.33
From offering proceeds	$—	—	—
Summary Balance Sheet
Total assets (before depreciation)	$898,317	594,252	81,400
Total assets (after depreciation)	$871,310	588,957	81,220
Total liabilities	$480,418	168,685	43,608
Estimated Value Per Share(1)	$9.10	9.01	10.00

(1)
Prior to March 31, 2016, Resource Real Estate Opportunity REIT II, Inc. valued its shares at $10.00 per share based solely on the offering price in the primary portion of its initial public offering. For a full description of the assumptions and methodologies used to value Resource Real Estate Opportunity REIT II, Inc.’s assets and liabilities in connection with the calculation of the estimated value per share for the year ended December 31, 2016, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Estimated Value Per Share” in Resource Real Estate Opportunity REIT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
As of December 31, 2016
(in thousands, except for Source of Distributions)

	C-III Recovery Fund I L.P.
	2016	2015	2014	2013	2012	2011
Selected Operating Results
Total revenues	$109,812	117,720	114,306	78,160	28,943	8,199
Rental operating and other expenses	$63,878	69,805	69,636	50,096	17,794	4,902
Net rental operating income (loss)	$45,934	47,915	44,670	28,064	11,149	3,297
Depreciation and amortization	$—	—	—	—	—	—
Interest expense	$(14,934)	(12,247)	(15,101)	(11,205)	(4,360)	(1,351)
Net income (loss)-GAAP basis	$89,897	152,937	159,485	62,654	31,907	8,975
Summary Statements of Cash Flows
Net cash flows provided by (used in) operating activities	$25,770	34,532	25,112	6,261	1,792	(1,700)
Net cash flows provided by (used in) investing activities	$91,414	137,240	96,544	(396,024)	(202,700)	(74,912)
Net cash flows (used in) provided by financing activities	$(104,861)	(174,930)	(120,249)	402,059	206,159	84,291
Amount and Source of Distributions
Amount of Distributions paid to limited partners	$120,497	76,643	146,223	24,224	17,716	65
Source of Distributions (per $1,000 invested)(1):
From operations	$87.69	61.86	60.64	1.63	0.70	0.21
From sales of properties	$61.97	185.28	208.22	48.59	56.43	—
From financing proceeds	$238.90	—	202.66	27.89	—	—
From offering proceeds	$—	—	—	—	—	—
Summary Balance Sheet(2)
Total assets (before depreciation)	$841,124	858,745	881,414	838,516	354,989	112,763
Total assets (after depreciation)	$841,124	858,745	881,414	838,516	354,989	112,763
Total liabilities	$439,947	413,294	478,615	441,206	186,054	61,934

(1)	Distribution amounts per $1,000 invested are calculated based on aggregate capital commitments.

(2)	The program is a limited partnership and does not calculate an estimated value per share.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
As of December 31, 2016
(in thousands, except for Source of Distributions)

	C-III Recovery Fund II L.P.
	2016	2015	2014	2013
Selected Operating Results
Total revenues	$99,432	54,684	19,684	—
Rental operating and other expenses	$58,439	28,074	10,064	—
Net rental operating income (loss)	$40,993	26,610	9,620	—
Depreciation and amortization	$—	—	—	—
Interest expense	$(18,374)	(10,277)	(3,783)	—
Net income (loss)-GAAP basis	$67,075	43,699	10,836	(1,167)
Summary Statements of Cash Flows
Net cash flows provided by (used in) operating activities	$19,011	(3,384)	(1,835)	(4)
Net cash flows used in investing activities	$(253,121)	(344,850)	(271,091)	(11)
Net cash flows provided by financing activities	$229,291	344,531	317,085	15
Amount and Source of Distributions
Amount of Distributions paid to limited partners	$21,792	348	403	—
Source of Distributions (per $1,000 invested)(1):
From operations	$6.47	0.59	0.69	—
From sales of properties	$15.90	—	—	—
From financing proceeds	$14.70	—	—	—
From offering proceeds	$—	—	—	—
Summary Balance Sheet(2)
Total assets (before depreciation)	$1,178,157	875,712	389,891	713
Total assets (after depreciation)	$1,178,157	875,712	389,891	713
Total liabilities	$672,194	539,921	262,652	2,487

(1)	Distribution amounts per $1,000 invested are calculated based on aggregate capital commitments.

(2)	The program is a limited partnership and does not calculate an estimated value per share.

TABLE IV
(UNAUDITED)
RESULTS OF COMPLETED PROGRAMS
This Table presents summary information on the results of Prior Real Estate Programs with investment objectives similar to ours that have completed operations during the five years ended December 31, 2016.

	AR Real Estate Investors, L.P.		Resource Real Estate Investors, L.P.	Resource Real Estate Investors II, L.P.	Resource Real Estate Investors III, L.P.	Resource Real Estate Investors IV, L.P.	Resource Real Estate Investors 7, L.P.	Resource Real Estate Opportunity Fund, L.P.
Date of final sale of property	1/31/2013		7/31/2015	10/6/2015	5/6/2016	10/27/2016	11/21/2016	6/11/2015
Duration of program (months)	125		137	130	131	127	101	78
Dollar amount raised	$25,697,612	(2)	$8,100,000	$14,200,250	$25,000,000	$29,593,716	$32,538,309	$41,398,677
Annualized return on investment	(1.36)%		(1.68)%	(0.52)%	6.25%	2.23%	23.17%(1)	3.92%
Median annual leverage	85.0%		85.0%	79.1%	75.4%	71.7%	80.9%	71.0%
Compensation Data
Amount paid to sponsor from proceeds of offering:
Underwriting fees	$232,497		133,776	257,428	469,387	555,449	613,265	782,610
Acquisition fees:
—Real estate commissions	—		—	—	—	—	—	—
—Advisory fees for property acquisition	1,827,655		361,832	669,104	1,135,313	1,038,426	1,310,389	578,633
—Debt placement fees	1,543,000		301,438	496,189	833,000	761,028	889,408	721,753
Other—organization and offering expenses	733,824		219,000	283,084	486,563	464,770	813,458	1,034,967
Amount paid to sponsor from operations:
Property management fees	$1,819,337		1,609,924	379,304	5,149,201	4,946,259	3,734,102	3,506,745
Partnership management fees	2,276,296		302,230	1,406,539	2,417,726	2,869,820	2,250,799	2,726,712
Reimbursements	—		151,643	67,143	340,138	519,024	502,682	209,152
Leasing commissions	—		—	—	—	—	—	—
Other	—		27,060	4,099	84,935	174,396	241,432	487,048
Amount paid to sponsor from property sales and refinancing
Real estate commissions	$—		—	—	—	—	—	—
Incentive fees	—		—	—	—	—	—	—
Other	—		—	—	—	2,476,224	2,727,354	—

(1)	Represents the annualized return on investments as of December 31, 2016. Upon final distribution in 2017, the projected annualized return on investment is 23.48%.

(2)	Represents the equity contributed by SR Real Estate Investors, L.P. and SR Real Estate Investors II, L.P. at June 30, 2006.

TABLE V
(UNAUDITED)
SALE OR DISPOSITION OF ASSETS
These Tables set forth summary information on the aggregate sales or disposals of real estate and real estate-related investments by Prior Real Estate Programs since January 1, 2014 that have similar investment objectives to ours. All data is as of December 31, 2016.

				Selling Price, Net of Closing Costs, and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Location	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale(1)	Purchase Money Mortgage Taken Back by Program (4)	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing (1)	Total Acquisition Costs, Capital Improvement, Closing and Soft Costs (2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures(3)
Resource Real Estate Investors, L.P.
Falls at Duraleigh	Raleigh, NC	12/21/2004	11/21/2014	7,577,537	13,902,956	2,423,854	—	23,904,347	15,500,000	5,014,770	20,514,770	3,389,577
Avalon	Los Angeles, CA	1/6/2005	2/3/2015	387,700	4,432,038	636,537	—	5,456,275	5,000,000	1,673,165	6,673,165	(1,216,890)
Sage Canyon	Albuquerque, NM	3/31/2005	7/31/2015	1,284,315	3,250,000	634,677	—	5,168,992	4,320,000	1,228,723	5,548,723	(379,731)
Resource Real Estate Opportunity REIT, Inc.
Campus Club	Tampa, FL	10/21/2011	6/16/2014	10,076,384	—	1,486,815	—	11,563,199	—	8,959,143	8,959,143	2,604,056
Arcadia	Houston, TX	9/3/2010	9/19/2014	17,357,444	—	189,091	—	17,546,535	—	11,853,668	11,853,668	5,692,867
Alcove	Houston, TX	12/21/2012	1/26/2015	11,073,816	—	43,935	—	11,117,751	—	8,745,763	8,745,763	2,371,988
107th Avenue	Omaha, NE	8/18/2010	1/29/2015	247,953	—	37,042	—	284,995	—	233,872	233,872	51,123
Redford	Houston, TX	3/27/2012	2/27/2015	31,865,051	—	(46,888)	—	31,818,163	—	21,588,810	21,588,810	10,229,353
Cityside Crossing	Houston, TX	12/19/2012	3/2/2015	24,048,937	—	1,475,041	—	25,523,978	—	15,282,219	15,282,219	10,241,759
100 Chevy Chase	Lexington, KY	3/13/2013	6/30/2015	13,051,168	—	(1,567,718)	—	11,483,450	—	10,198,418	10,198,418	1,285,032
Reserves at Mt. Moriah	Memphis, TN	12/7/2012	9/18/2015	5,268,261	—	(113,927)	—	5,154,334	—	4,258,725	4,258,725	895,609
Conifer Crossing	Norcross, GA	1/28/2014	1/27/2016	6,148,255	—	—	—	6,148,255	—	3,504,287	3,504,287	2,643,968
Champion Farms	Louisville, KY	1/28/2014	1/29/2016	7,583,594	—	450,000	—	8,033,594	—	8,048,263	8,048,263	(14,669)
Ivy at Clear Creek	Houston, TX	3/28/2013	2/17/2016	10,652,225	8,407,319	1,465,557	—	20,525,101	—	15,279,103	15,279,103	5,245,998
Spring Hill	Dallas, TX	11/12/2014	6/3/2016	4,565,000	—	740,125	—	5,305,125	—	4,306,264	4,306,264	998,861
Affinity at Winter Park	Winter Park, FL	6/27/2013	6/9/2016	16,740,093	—	8,579	—	16,748,672	—	14,041,804	14,041,804	2,706,868
Fieldstone	Cincinnati, OH	1/2/2014	6/30/2016	7,511,345	—	375,000	—	7,886,345	—	4,414,098	4,414,098	3,472,247
Nesbit Palisades	Alpharetta, GA	10/25/2013	7/8/2016	23,728,771	20,298,000	4,554,129	—	48,580,900	—	34,784,564	34,784,564	13,769,336

TABLE V
(UNAUDITED)
SALE OR DISPOSITION OF ASSETS (cont'd)

				Selling Price, Net of Closing Costs, and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Location	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale (1)	Purchase Money Mortgage Taken Back by Program (4)	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing (1)	Total Acquisition Costs, Capital Improvement, Closing and Soft Costs (2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures (3)
Resource Real Estate Opportunity Fund, LP
Central Point/ Woodbridge	Boise, ID	11/19/2012	3/24/2015	11,845,602	—	428,893	—	12,274,495	—	7,613,229	7,613,229	4,661,266
Woods at Ridgeway/ Wyndridge	Memphis, TN	9/29/2009	3/26/2015	6,853,561	11,280,947	(2,891,297)	—	15,243,211	—	13,340,695	13,340,695	1,902,516
Lakes at Ridgeway/ Waterstone	Memphis, TN	3/16/2010	6/11/2015	1,828,242	5,462,806	(1,998,014)	—	5,293,034	3,784,723	3,914,444	7,699,167	(2,406,133)
Resource Real Estate Investors II, LP
Cuestas	Las Cruces, NM	3/31/2005	4/29/2015	3,385,833	2,500,000	1,177,781	—	7,063,614	5,680,000	2,155,708	7,835,708	(742,094)
Oak Park Village	Lenexa, KS	6/29/2005	7/2/2015	11,238,061	21,699,298	7,337,768	—	40,275,127	24,000,000	11,226,102	35,226,102	5,049,026
The Reserves	Little Rock, AR	9/22/2005	10/6/2015	12,503,836	32,746,967	9,422,179	—	54,672,982	36,000,000	19,363,324	55,363,324	(690,342)
Resource Real Estate Investors III, LP
Highland Ridge and Lodge at Overland Park	Kansas City, MO	11/30/2005	11/25/2015	33,723,475	44,164,579	1,201,220	—	79,089,275	46,480,000	12,115,902	58,595,902	20,493,373
Fox Glove	El Paso, TX	1/27/2006	2/11/2016	2,607,052	5,482,071	1,282,347	—	9,371,470	6,000,000	2,156,940	8,156,940	1,214,530
Santa Fe Place	El Paso, TX	1/27/2006	2/11/2016	3,726,073	7,382,522	1,795,958	—	12,904,553	8,080,000	2,777,713	10,857,713	2,046,840
Howell Bridge	Duluth, GA	9/20/2006	2/17/2016	11,547,759	12,900,000	1,889,620	—	26,337,379	12,900,000	9,102,094	22,002,094	4,335,285
Grove at White Oak	Houston, TX	9/28/2006	5/6/2016	11,113,290	8,584,485	2,999,159	—	22,696,934	9,000,000	3,555,208	12,555,208	10,141,726
Resource Real Estate Investors IV, LP
Regents Center	Overland Park, KS	3/30/2006	2/11/2016	23,263,953	24,050,000	6,720,263	—	54,034,216	24,050,000	15,907,323	39,957,323	14,076,893
Heritage Lake	Knoxville, TN	11/22/2006	9/30/2016	15,312,125	16,185,000	5,325,660	—	36,822,785	16,185,000	11,112,561	27,297,561	9,525,224
Westchase Wyndham	Houston, TX	12/18/2006	9/30/2016	21,287,557	24,100,000	4,191,326	—	49,578,883	24,100,000	15,975,452	40,075,452	9,503,431
Pear Tree	El Paso, TX	3/30/2007	10/27/2016	1,740,113	5,480,000	1,470,926	—	8,691,039	5,480,000	3,325,217	8,805,217	(114,178)
Wind Tree	El Paso, TX	2/28/2007	10/27/2016	2,429,860	7,140,000	2,310,510	—	11,943,370	7,140,000	3,848,529	10,988,529	954,841
Resource Real Estate Investors 6, LP
Coach Lantern	Scarborough, ME	1/29/2008	12/1/2015	8,365,707	7,884,000	3,445,219	—	19,694,926	7,884,000	5,143,502	13,027,502	6,667,424
Foxcroft	Scarborough, ME	1/29/2008	12/1/2015	5,984,372	8,760,000	3,114,986	—	17,859,358	8,760,000	5,382,074	14,142,074	3,717,284
Memorial Towers	Houston, TX	11/13/2007	5/9/2016	9,804,804	7,073,535	2,054,550	—	18,932,888	7,400,000	4,502,116	11,902,116	7,030,772
Villas of Henderson Pass	San Antonio, TX	12/27/2007	9/26/2016	7,254,740	10,256,446	1,484,929	—	18,996,115	10,800,000	5,467,039	16,267,039	2,729,076

 TABLE V
(UNAUDITED)
SALE OR DISPOSITION OF ASSETS (cont'd)

				Selling Price, Net of Closing Costs, and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Location	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale(1)	Purchase Money Mortgage Taken Back by Program (4)	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing (1)	Total Acquisition Costs, Capital Improvement, Closing and Soft Costs(2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures (3)
Resource Real Estate Investors 7, LP
Woodland Hills	Decatur, GA	12/19/2008	3/19/2015	12,523,518	12,452,305	1,038,675	—	26,014,498	13,590,000	3,523,733	17,113,733	8,900,765
Tamarlane	Portland, ME	4/23/2008	12/1/2015	8,006,700	9,819,933	2,641,409	—	20,468,042	9,931,000	4,523,169	14,454,169	6,013,873
Woodhollow	Austin, TX	12/10/2008	9/12/2016	6,763,000	4,858,857	1,653,080	—	13,274,937	5,240,000	3,560,402	8,800,402	4,474,535
Bent Oaks	Austin, TX	12/10/2008	9/12/2016	9,167,847	5,661,939	3,018,595	—	17,848,381	6,120,000	4,596,288	10,716,288	7,132,093
Woodland Village	Columbia, SC	3/7/2012	9/30/2016	9,631,090	9,158,024	2,531,046	—	21,320,160	9,580,300	3,857,582	13,437,882	7,882,278
Cape Cod	San Antonio, TX	12/10/2008	11/21/2016	8,569,605	5,861,849	4,400,250	—	18,831,704	6,632,000	4,726,443	11,162,766	7,743,261

(1)	Includes financing secured through a first mortgage.

(2)
Includes all costs related to original purchase as well as any costs incurred to maintain investment, including capital improvements. Amounts shown do not include pro rata share of original offering costs.

(3)	Represents excess (deficiency) of property operating cash receipts, including sales proceeds, over operating cash expenditures, including operating costs.

(4)	Represents cash from operating activities as well as funds obtained through financings.